Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Year End Results

HONG KONG, Nov. 5, 2010 (Globe Newswire) -- Bonso Electronics International Inc (NASDAQ: BNSO) today reported its annual results for the fiscal year ended March 31, 2010.

Bonso reported a net loss for the fiscal year ended March 31, 2010 of $0.66 million or $0.13 basic and diluted loss per share, as compared to a net loss of $7.6 million or $1.45 basic and diluted loss per share posted during fiscal year ended March 31, 2009.  Net sales for the fiscal year ended March 31, 2010 decreased 29% to $28.5 million from $40.4 million for the fiscal year ended March 31, 2009.

Mr. Anthony So, President and CEO stated: “The global economic downturn that began in 2008 continued to effect the demand for our products during the fiscal year ended March 31, 2010, as can be seen from the decrease in revenue compared to the fiscal year ended March 31, 2009.  Although the overall market demand for the year was weak, our efforts in effecting tight cost control measures, the disposal of our unprofitable subsidiaries and the reduction of telecommunication products with lower margins, allowed us to reduce our net loss to $0.66 million for the fiscal year ended March 31, 2010. Also, I am pleased that we were able to achieve positive cash flow during the last fiscal year in spite of challenges we faced.”

Mr. So said further: “We are very optimistic about the future prospects for our company, and we believe our shares are undervalued in the market place. Therefore, we will continue to buy back our shares in the open market when we believe it is in the best interest of our shareholders to do so.  Also, we maintain a strong cash position, which was $8.1 million (or $1.4 per share) as of March 31, 2010.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and telecommunications products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

-- Tables to Follow –

Consolidated Balance Sheets
(Expressed in United States Dollars)

	March 31
	2009	2010
	$	$
Assets

Current assets
Cash and cash equivalents	8,043,535	8,085,405
Trade receivables, net	1,084,756	1,323,655
Inventories	6,284,293	4,989,958
Income tax recoverable	987,449	1,569,332
Other receivables, deposits and prepayments	837,191	1,359,065
Held-to-maturity investments	1,000,000	-
Current assets of discontinued operations	3,813,697	199,892

Total current assets	22,050,921	17,527,307

Deferred income tax assets	-	-
Goodwill	-	-

Brand name and other intangible assets, net	4,008,147	3,854,610

Property, plant and equipment
Buildings	9,567,353	9,601,738
Construction-in-progress	-	475,931
Plant and machinery	19,972,376	20,037,455
Furniture, fixtures and equipment	3,276,312	3,287,852
Motor vehicles	447,792	448,212

	33,263,833	33,851,188
Less: accumulated depreciation and impairment	(29,889,580)	(31,544,302)

Property, plant and equipment, net	3,374,253	2,306,886
Non-current assets of discontinued operations	5,704	-

Total assets	29,439,025	23,688,803
Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts – secured	385,514	68,580
Notes payable	1,361,787	2,094,532
Accounts payable	3,103,502	2,633,187
Accrued charges and deposits	2,004,841	1,934,265
Income tax liabilities	6,888	6,888
Current portion of capital lease obligations	130,201	51,971
Current liabilities of discontinued operations	5,787,099	1,097,723

Total current liabilities	12,779,832	7,887,146

Capital lease obligations, net of current portion	51,971	-
Income tax liabilities	2,595,135	2,595,135
Deferred income tax liabilities	14,162	19,069

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2009 and 2010 - 5,577,639,
outstanding shares: 2009 and 2010 – 5,246,903 shares	16,729	16,729
Additional paid-in capital	21,764,788	21,764,788
Treasury stock at cost: 2009 and 2010 - 330,736 shares	(1,462,325)	(1,462,325)
Accumulated deficit	(8,714,233)	(9,371,913)
Accumulated other comprehensive income	2,392,966	2,240,174

	13,997,925	13,187,453

Total liabilities and stockholders’ equity	29,439,025	23,688,803

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars)

	Year ended March 31,
	2009	2010
	$	$

	(restated)
Net sales	40,378,198	28,543,272
Cost of sales	(34,707,293)	(23,693,400)
Gross profit	5,670,905	4,849,872

Selling expenses	(649,377)	(375,290)
Salaries and related costs	(3,776,841)	(2,538,673)
Research and development expenses	(792,071)	(579,700)
Administration and general expenses	(4,601,879)	(2,011,112)

Loss from operations	(4,149,263)	(654,903)
Interest income	126,544	102,686
Interest expenses	(209,268)	(69,106)
Foreign exchange loss	(278,944)	(521,832)
Gain on disposal of property	162,681	-
Other income / (expenses)	706,541	620,207

Loss before income taxes	(3,641,709)	(522,948)
Income tax benefit / (expense)	(208,003)	(9,087)

Loss from continuing operations	(3,849,712)	(532,035)
Loss from discontinued operations (including gain from disposal of $363,411), net of tax	(3,734,702)	(125,645)

Net loss	(7,584,414)	(657,680)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	811,368	(152,792)

Comprehensive loss	(6,773,046)	(810,472)

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

- basic and diluted
-Continuing operations	(0.73)	(0.10)
-Discontinued operations	(0.72)	(0.03)

	(1.45)	(0.13)

The diluted net loss per share was the same as the basic net loss per share for the year ended Mar 31, 2009 and 2010 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So
Chief Financial Officer
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics